UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

Ascent Solar Technologies, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001
(Title of Class of Securities)

043635606
(CUSIP Number)

BD 1 Investment Holding, LLC

1675 South State Street, Suite B

Dover, DE 19901

310-266-3528

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 8 pages)

SCHEDULE 13D

CUSIP No. 043635606	Page 2 of 8 pages

1	NAMES OF REPORTING PERSONS. BD 1 INVESTMENT HOLDING, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,933,334 Common Shares(1) (See Item 5)
	8	SHARED VOTING POWER 0 Common Shares
	9	SOLE DISPOSITIVE POWER 15,933,334 Common Shares(1) (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PARTY 15,933,334 Common Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.1%(2)
14	TYPE OF REPORTING PERSON* CO

(1) Includes Common Shares issued upon the conversion by BD 1 Investment Holding, LLC (“BD1”) of two unsecured convertible promissory notes with principal amounts of $7,740,000 and $160,000 into Common Shares at a conversion price per share of $0.50 on February 1, 2022. The conversion price was adjusted to reflect a reverse stock split of the Issuer’s Common Shares at a ratio of 1-5,000 on January 28, 2022.

(2) Percentage calculated based on 30,609,249 Common Shares issued and outstanding as of February 7, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on February 8, 2022.

SCHEDULE 13D

CUSIP No. 043635606	Page 3 of 8 pages

1	NAMES OF REPORTING PERSONS. JOHANNES KUHN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION GERMANY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,933,334 Common Shares(1) (See Item 5)
	8	SHARED VOTING POWER 0 Common Shares
	9	SOLE DISPOSITIVE POWER 15,933,334 Common Shares(1) (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PARTY 15,933,334 Common Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.1%(2)
14	TYPE OF REPORTING PERSON* IN

(1) Mr. Johannes Kuhn is the 100% beneficial owner of BD1.

(2) Percentage calculated based on 30,609,249 Common Shares issued and outstanding as of February 7, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on February 8, 2022.

SCHEDULE 13D

CUSIP No. 043635606	Page 4 of 8 pages

1	NAMES OF REPORTING PERSONS. UTE KUHN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION GERMANY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,933,334 Common Shares(1) (See Item 5)
	8	SHARED VOTING POWER 0 Common Shares
	9	SOLE DISPOSITIVE POWER 15,933,334 Common Shares(1) (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PARTY 15,933,334 Common Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.1%(2)
14	TYPE OF REPORTING PERSON* IN

(1) Mrs. Ute Kuhn is the 100% beneficial owner of BD1.

(2) Percentage calculated based on 30,609,249 Common Shares issued and outstanding as of February 7, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on February 8, 2022.

SCHEDULE 13D

CUSIP No. 043635606	Page 5 of 8 pages

Background. The undersigned hereby file this Amendment No.4 (the “Amendment”) to the Schedule 13D filed by BD 1 Investment Holding, LLC, a Delaware limited liability company (“BD1”), Mr. Johannes Kuhn, a citizen of Germany, and Mrs. Ute Kuhn, a citizen of Germany and the spouse of Mr. Kuhn (together, the “Reporting Persons”), on December 29, 2020, as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on March 3, 2021, Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on August 6, 2021 and Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on August 23, 2021 (“Schedule 13D”). Only those Items amended below are reported herein.

Item 1.	Security and Issuer.

This Schedule 13D is filed by the Reporting Persons and relates to shares of the common stock, par value $0.0001 per share (“Common Shares”), CUSIP 043635606, of Ascent Solar Technologies, Inc., a Delaware corporation (“Issuer”). The principal executive offices of the Issuer are located at 12300 Grant Street, Thornton, Colorado 80241. The Issuer’s Common Shares are listed on the Over the Counter Market under the symbol “ASTI”.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated in its entirety as follows as of the date of this Amendment:

On September 25, 2020, BD1 purchased from seven original noteholders unsecured promissory notes issued by the Issuer from January 2017 through May 2020 (“Original Notes”). Certain of the Original Notes were convertible into the Issuer’s Common Shares, subject to provisions limiting the holder’s ability to own more than 4.99% of the outstanding Common Shares. On December 18, 2020, BD1 and the Issuer entered into a securities exchange agreement (the “Exchange Agreement”) pursuant to which the Issuer issued to BD1 two unsecured convertible promissory notes with principal amounts of $10,340,000 (the “First Exchange Note”) and $160,000 (the “Second Exchange Note”) solely in exchange for the Original Notes, without the payment of any additional consideration. On August 16, 2021, BD1 sold and assigned a portion of the First Exchange Note equal to $600,000 in principal amount for a purchase price of $600,000, and on each of January 3, 2022 and January 21, 2022, BD1 sold and assigned a portion of the First Exchange Note equal to $1,000,000 in principal amount for a purchase price of $1,000,000. The Issuer issued to BD1 an unsecured convertible promissory note with principal amount of $7,740,000 replacing the First Exchange Note (the “Replacement Note” and, together with the Second Exchange Note, the “Exchange Notes”). On February 1, 2022, BD1 converted the Exchange Notes in full into 15,800,000 Common Shares (as adjusted to reflect a reverse stock split of the Issuer’s Common Shares at a ratio of 1-5,000 on January 28, 2022 (the “Reverse Stock Split”)).

On August 2, 2021, BD1 and the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) pursuant to which BD1 purchased from the Issuer an aggregate of 666,666,672 Common Shares for $10,000,000.08, in two tranches. As part of the Reverse Stock Split, the Common Shares purchased pursuant to the Securities Purchase Agreement were exchanged into 133,334 Common Shares.

SCHEDULE 13D

CUSIP No. 043635606	Page 6 of 8 pages

The source of funds used by BD1 to acquire the Original Notes and to acquire the Common Shares pursuant to the Securities Purchase Agreement was its working capital, provided indirectly by Mr. and Mrs. Kuhn through BD Vermögensverwaltung GmbH, a German limited liability company. BD1 is 100% owned by BD Vermögensverwaltung GmbH; BD Vermögensverwaltung GmbH is 100% owned by Solar Invest International SE, a European company with its registered office in Luxembourg; Mr. and Mrs. Kuhn are the beneficial owners and members of the board of directors of Solar Invest International SE.

The information set forth in or incorporated by reference in Item 5 of this Schedule 13D/A is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction.

Item 4 is amended and restated in its entirety as follows as of the date of this Amendment:

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Each Reporting Person purchased the Original Notes and purchased the Common Shares pursuant to the Securities Purchase Agreement based on such Reporting Person’s belief that the Common Shares, in the case of the Original Notes when received upon conversion of the Exchange Notes, represented an attractive investment opportunity. The Reporting Persons sold and assigned a portion of the First Exchange Note equal to an aggregate $2,600,000 in principal amount for an aggregate purchase price of $2,600,000 for liquidity purposes.

As of the date of this Schedule 13D and except as set forth herein, the Reporting Persons have no plans, proposals or negotiations that relate to or would result in any of the matters set forth within (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the outstanding Common Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to the Common Shares owned by them including, without limitation, engaging in communications with management and the board of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), purchasing additional Common Shares, selling some or all of their Common Shares, or taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or otherwise changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows as of the date of this Amendment:

(a)-(b) The following information with respect to the ownership of Common Shares by the Reporting Persons filing this statement on Schedule 13D/A is provided as of the date of this filing:

Reporting Persons	Common Shares Held Directly	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage Owned(1)

BD 1 Investment Holding, LLC	15,933,334	0	0	15,933,334	52.1%

Johannes Kuhn	15,933,334	0	0	15,933,334	52.1%

Ute Kuhn	15,933,334	0	0	15,933,334	52.1%

(1) Percentage calculated based on 30,609,249 Common Shares issued and outstanding as of February 7, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on February 8, 2022.

(c) Except as set forth below, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a)-(b), none of the persons named in response to Item 5(a)-(b) has effected any transactions in the Common Shares during the past 60 days.

On January 20, 2022, BD1 entered into a purchase agreement to sell and assign in a private sale a portion of an unsecured convertible promissory note equal to $1,000,000 in principal amount for a purchase price of $1,000,000. At that time, which was prior to the Reverse Stock Split, the assigned portion was convertible into 10,000,000,000 Common Shares.

On February 1, 2022, BD1 converted $7,900,000 aggregate outstanding principal amount of convertible notes into 15,800,000 Common Shares at a conversion price of $0.50 (as adjusted for the Reverse Stock Split).

(d) Except as disclosed in this Schedule 13D/A, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares except for Bernd Förtsch, Crowdex Investment, LLC and TubeSolar AG.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and restated in its entirety as follows as of the date of this Amendment:

BD1 is 100% owned by BD Vermögensverwaltung GmbH; BD Vermögensverwaltung GmbH is 100% owned by Solar Invest International SE, a European company with its registered office in Luxembourg; Mr. and Mrs. Kuhn are the beneficial owners and members of the board of directors of Solar Invest International SE.

The Exchange Agreement and the Securities Purchase Agreement, which are incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 043635606	Page 7 of 8 pages

Item 7.	Materials to be Filed as Exhibits.

Item 7 is amended and restated in its entirety as follows as of the date of this Amendment:

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons(1)

Exhibit 99.2 Exchange Agreement between BD 1 Investment Holding, LLC and the Issuer dated December 18, 2020(2)

Exhibit 99.3 Power of Attorney for Johannes Kuhn(2)

Exhibit 99.4 Power of Attorney for Ute Kuhn(1)

Exhibit 99.5 Securities Purchase Agreement between BD 1 Investment Holding, LLC and the Issuer dated August 2, 2021(3)

(1) Previously filed with the Schedule 13D/A on March 3, 2021 and incorporated by reference

(2) Previously filed with the Schedule 13D on December 29, 2020 and incorporated by reference

(3) Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 5, 2021

SCHEDULE 13D

CUSIP No. 043635606	Page 8 of 8 pages

SIGNATURE

After reasonable inquiry, to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Date: March 2, 2022	BD 1 INVESTMENT HOLDING, LLC

	By:	/s/ Todd Steadman
	Name: Title:	Todd Steadman Manager

Date: March 2, 2022	/s/ Todd Steadman, attorney-in-fact
Johannes Kuhn

Date: March 2, 2022	/s/ Todd Steadman, attorney-in-fact
Ute Kuhn